Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

Sunoco Logistics Partners L.P.

	Successor	Predecessor
	Period from Acquisition (October 5, 2012) to December 31, 2012	Period from January 1, 2012 to October 4, 2012
	(in millions)	(in millions)
Fixed Charges:
Interest cost and debt expense	$18	$73
Interest allocable to rental expense(a)	1	3

Total	$19	$76

Earnings:
Income before income tax expense(b)	$150	$413
Income before income tax expense attributable to noncontrolling interests	(4)	(13)
Equity in income of 50 percent or less owned affiliated companies(c)	(5)	(14)
Dividends received from 50 percent or less owned affiliated companies	6	5
Fixed charges	19	76
Interest capitalized	(4)	(8)
Amortization of previously capitalized interest	—	—

Total	$162	$459

Ratio of Earnings to Fixed Charges	8.5	6.0

(a)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.
(b)

Represents income before income tax expense for all consolidated entities, including Inland Corporation, Mid-Valley Pipeline Company and West Texas Gulf Pipe Line Company, from the date of the Partnership’s acquisition of its controlling financial interest.

(c)

Represents dividends received from equity-method investments, which exclude dividends from Inland Corporation, Mid-Valley Pipeline Company and West Texas Gulf Pipe Line Company, from the date of the Partnership’s acquisition of its controlling financial interest.